UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

ARIAD Pharmaceuticals, Inc.

(Name of Subject Company)

KIKU MERGER CO., INC.

(Offeror)

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

James Kehoe

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Paul J. Shim

Kimberly R. Spoerri

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,898,591,936	$567,746.81

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 194,580,850 shares of common stock, par value $0.001 per share, of ARIAD Pharmaceuticals, Inc. multiplied by the offer price of $24.00 per share, (ii) 9,236,071 shares subject to issuance pursuant to granted and outstanding stock options multiplied by $15.11 (which is calculated by subtracting $8.89, the weighted average price of all outstanding stock options, from the offer price of $24.00 per share), (iii) 1,901,731 shares subject to issuance pursuant to granted and outstanding restricted stock units multiplied by the offer price of $24.00 per share, (iv) 1,788,540 shares subject to issuance pursuant to granted and outstanding performance stock units at the greater of (A) the target level of performance for each such performance stock unit and (B) the estimated actual level of performance determined as of January 13, 2017, multiplied by the offer price of $24.00 per share, and (v) 22,000 shares estimated to be subject to outstanding purchase rights under ARIAD’s 2007 Employee Stock Purchase Plan multiplied by the offer price of $24.00 per share. The calculation of the filing fee is based on information provided by ARIAD as of January 13, 2017.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $567,746.81	Filing Party: Kiku Merger Co., Inc. and Takeda Pharmaceutical Company Limited
Form or Registration No: Schedule TO	Date Filed: January 19, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Kiku Merger Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”), with the Securities and Exchange Commission on January 19, 2017 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of ARIAD Pharmaceuticals, Inc., a Delaware corporation (“ARIAD”), at a price of $24.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1) The information set forth under Summary Term Sheet — “Will you have the financial resources to make payment?” is amended and supplemented by replacing the current paragraph in its entirety with the following:

“Yes. We estimate that the total funds needed to complete the Transactions, including the funds needed (i) to purchase all Shares tendered in the Offer and to pay the ARIAD stockholders whose Shares are converted into the right to receive the Merger Consideration (as defined below) in the Merger, (ii) for the payment in respect of outstanding in the money Stock Options (as defined below) and other equity awards and (iii) to settle the repurchase and make-whole obligations with respect to ARIAD’s outstanding convertible notes, will be approximately $5.4 billion. Such amount will be funded through a combination of Takeda’s cash on hand and approximately $3.5 billion in debt financing. On February 8, 2017, Takeda entered into (a) that certain Loan Agreement by and between Takeda, as Borrower, and Sumitomo Mitsui Banking Corporation, as Lender providing for borrowings of (i) a tranche of approximately ¥168.9 billion in Japanese yen (or approximately $1.5 billion in U.S. dollars) and (ii) a tranche of approximately $481.3 million in U.S. dollars and (b) that certain Loan Agreement by and between Takeda, as Borrower, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Lender providing for borrowings of (i) a tranche of approximately ¥138.2 billion in Japanese yen (or approximately $1.2 billion in U.S. dollars) and (ii) a tranche of approximately $393.7 million in U.S. dollars. Neither the consummation of the Offer nor the completion of the Merger is conditioned upon Takeda’s receipt of financing.

See Section 9— “Source and Amount of Funds.””

(2) Section 9 – “Source and Amount of Funds” of the Offer to Purchase is amended and supplemented by replacing the current paragraph in its entirety with the following:

“We estimate that the total funds needed to complete the Transactions, including the funds needed (i) to purchase all Shares tendered in the Offer and to pay the ARIAD stockholders whose Shares are converted into the right to receive the Merger Consideration in the Merger, (ii) for the payment in respect of outstanding in-the-money Stock Options and other equity awards and (iii) to settle the repurchase and make-whole obligations with respect to ARIAD’s outstanding convertible notes, will be approximately $5.4 billion. Such amount will be funded through a combination of Takeda’s cash on hand and approximately $3.5 billion in debt financing. The terms of the loan agreements providing for Takeda’s debt financing are described below in the section entitled Section 9 — “Source and Amount of Funds — Loan Agreements.” Neither the consummation of the Offer nor the completion of the Merger is conditioned upon Takeda’s receipt of financing.

Loan Agreements

On February 8, 2017, Takeda entered into (a) that certain Loan Agreement by and between Takeda, as Borrower, and Sumitomo Mitsui Banking Corporation, as Lender (which we refer to as the “SMBC Loan Agreement”) and (b) that certain Loan Agreement by and between Takeda, as Borrower, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Lender (which we refer to as the “BTMU Loan Agreement” and, together with the SMBC Loan Agreement, as the “Loan Agreements”).

The SMBC Loan Agreement provides for borrowings of an unsecured tranche of ¥168,918,000,000 (which we refer to as the “SMBC Yen Loan”) and an unsecured tranche of $481,300,000 (which we refer to as the “SMBC Dollar Loan”). The BTMU Loan Agreement provides for borrowings of an unsecured tranche of ¥138,207,000,000 (which we refer to as the “BTMU Yen Loan”) and an unsecured tranche of $393,700,000 (which we refer to as the “BTMU Dollar Loan” and, together with the SMBC Yen Loan, the SMBC Dollar Loan and the BTMU Yen Loan, as the “Loans”).

Under each Loan Agreement, the Loans may be borrowed on any day in which banks in Tokyo, London and New York are open (which we refer to as a “Loan Agreement Business Day”) during the period from February 16, 2017, to February 23, 2017 (inclusive) (which actual date we refer to as the “Drawdown Date” under such Loan Agreement) upon five Loan Agreement Business Days’ notice from Takeda to the applicable lender.

The drawdown under each Loan Agreement is subject to, among other things, the following conditions:

•	The condition that there shall not have been (i) an event in any relevant interbank market which generally disables banks’ loan transactions in yen or U.S. dollars or (ii) certain other disruptions not attributable to the applicable Lender that make it impossible for the applicable Lender to make loans;

•	The accuracy, in all material respects, of Takeda under the applicable Loan Agreement;

•	No material breach of the applicable Loan Agreement by Takeda has occurred or is concretely threatened;

•	The expectation that all conditions precedent under the Merger Agreement will be fully satisfied, except in minor respects;

•	The expectation that Takeda will obtain all required approvals and permits under applicable law, including applicable competition law;

•	The expectation that the Offer is most likely to be completed in accordance with the terms of the Merger Agreement and that payment will be made in accordance with the timing set forth in the Merger Agreement; and

•	The delivery of certain customary certificates and documents from Takeda.

The maturity date for each Loan is nine (9) months from the applicable Drawdown Date. The SMBC Yen Loans and the BTMU Yen Loans will bear interest at a rate of Japanese Yen one-month TIBOR plus 0.0075% per annum. The SMBC Dollar Loans and the BTMU Dollar Loans will bear interest at a rate of U.S. dollar one-month LIBOR plus 0.15% per annum. Interest is payable monthly.

Upon compliance with certain notice requirements, Takeda may prepay the Loans at any time during the term of the applicable Loan Agreement on an interest payment date, in full or in part (subject to a minimum repayment amount), without premium or penalty (subject to the payment of breakage costs). Takeda has not made any arrangements to prepay the Loans.

Each Loan Agreement contains customary representations, warranties, affirmative and negative covenants, including an earnings covenant and a rating covenant, and events of default provisions in favor of the applicable lender. The negative covenants include restrictions regarding the incurrence of liens, subordination, certain merger and acquisition transactions and other matters.

The foregoing descriptions of the SMBC Loan Agreement and the BTMU Loan Agreement are only summaries and are qualified in their entirety by reference to the English translations of the SMBC Loan Agreement and the BTMU Loan Agreement, copies of which are filed as Exhibits (b)(1) and (b)(2) of the Schedule TO and incorporated herein by reference.”

(3) The subsection titled “Litigation” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented by adding the following at the end of the subsection:

“On February 1, 2017, the plaintiffs in the Ventrice and Pirouz actions moved for a preliminary injunction and expedited hearing. On February 2, 2017, the plaintiff in the Baumann action moved for a preliminary injunction and expedited hearing. On February 2, 2017, the court presiding over the three actions scheduled a preliminary injunction hearing for February 9, 2017.

On February 7, 2017, ARIAD disclosed certain additional information (the “Supplemental Disclosures”) in an amendment to the Schedule 14D-9 in response to the three class action complaints and solely for the purpose of mooting the allegations contained therein. On February 6, 2017, the plaintiffs in the Ventrice, Pirouz and Baumann actions withdrew their motions for preliminary injunction and the court presiding over the three actions cancelled the preliminary injunction hearings on February 7, 2017.”

Item 12. Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

(b)(1)	Loan Agreement, dated as of February 8, 2017, by and between Takeda Pharmaceutical Company Limited, as Borrower, and Sumitomo Mitsui Banking Corporation, as Lender.

(b)(2)	Loan Agreement, dated as of February 8, 2017, by and between Takeda Pharmaceutical Company Limited, as Borrower, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Lender.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By:	/s/ Christophe Weber

Name:	Christophe Weber
Title:	President and Chief Executive Officer

KIKU MERGER CO., INC.

By:	/s/ Christophe Bianchi

Name:	Christophe Bianchi
Title:	President

Dated: February 8, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 19, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 19, 2017.*

(a)(1)(G)	Press Release, dated January 9, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(H)	Press Release, dated January 9, 2017, as filed with the Tokyo Stock Exchange (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(I)	Tweet from January 9, 2017, by Takeda Oncology (@TakedaOncology) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(J)	LinkedIn posting from January 9, 2017, by Takeda Oncology (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(K)	Facebook posting from January 9, 2017, by Takeda Oncology (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(L)	Letter, dated January 9, 2017, from Christophe Weber to employees of ARIAD Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 9, 2017).*

(a)(1)(M)	Excerpts from presentation at J.P. Morgan Healthcare Conference 2017, dated January 9, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 10, 2017).*

(a)(1)(N)	Presentation Accompanying Conference Call, dated January 9, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 10, 2017).*

(a)(1)(O)	Excerpts from transcript of presentation at J.P. Morgan Healthcare Conference 2017, dated January 9, 2017, link available on Takeda’s external website (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 11, 2017).*

(a)(1)(P)	Transcript of Conference Call, dated January 9, 2017, available on Takeda’s external website (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda Pharmaceutical Company Limited with the U.S. Securities and Exchange Commission on January 11, 2017).*

(a)(1)(Q)	Press Release, dated January 19, 2017.*

(a)(1)(R)	Press Release, dated February 1, 2017.*

(a)(1)(S)	Excerpts from presentation accompanying Q3 Earnings Conference Call, dated February 1, 2017, available on Takeda’s external website.*

(a)(1)(T)	Excerpts from transcript of Q3 Earnings Conference Call, dated February 1, 2017, audio available on Takeda’s external website.*

(b)(1)	Loan Agreement, dated as of February 8, 2017, by and between Takeda Pharmaceutical Company Limited, as Borrower, and Sumitomo Mitsui Banking Corporation, as Lender.

(b)(2)	Loan Agreement, dated as of February 8, 2017, by and between Takeda Pharmaceutical Company Limited, as Borrower, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Lender.

(d)(1)	Agreement and Plan of Merger, dated as of January 8, 2017 between ARIAD Pharmaceuticals, Inc., Takeda Pharmaceutical Company Limited and Kiku Merger Co., Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ARIAD Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on January 10, 2017).*

(d)(2)	Confidentiality Agreement, dated as of December 18, 2016, between ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited.*

(d)(3)	Exclusivity Agreement, dated as of December 26, 2016, among ARIAD Pharmaceuticals, Inc. and Takeda Pharmaceutical Company Limited.*

(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ARIAD Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on January 10, 2017).*

(g)	None.

(h)	None.

*	Previously filed.